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                       [GRAPHIC INDUSTRIES, INC. LOGO]

                            GRAPHIC INDUSTRIES, INC.

October 17, 1997

TO OUR STOCKHOLDERS:

     On October 12, 1997, Graphic Industries, Inc. ("Graphic") entered into an Amended and Restated Agreement and Plan of Merger, dated as of October 12, 1997 (the "Merger Agreement"), among Wallace Computer Services, Inc., Greenwich Acquisition Corp. and Graphic. Pursuant to the Merger Agreement, Greenwich Acquisition Corp. has amended its tender offer for the outstanding shares of common stock of Graphic by increasing the price offered for such shares to $21.75 per share, net to the seller in cash. The shares of common stock of Graphic not acquired in the tender offer will be converted into the right to receive $21.75 per share in cash pursuant to a merger of Graphic with Greenwich Acquisition Corp. (subject to appraisal rights).

     The amount to be paid pursuant to the tender offer is increased from the $18.50 per share in cash originally offered. Your Board of Directors has approved the tender offer, the Merger Agreement and the merger contemplated thereby and determined that the tender offer and the merger, considered as a whole, are fair to and in the best interests of the stockholders of Graphic. Accordingly, your Board of Directors recommends that all of the stockholders of Graphic accept the tender offer and tender all of their shares.

     In arriving at its decision, the Board of Directors considered a number of factors, including the opinion of Interstate/Johnson Lane Corporation, Graphic's financial advisor, that the consideration to be received by the stockholders in the tender offer and the merger is fair to the stockholders from a financial point of view.

     Accompanying this letter is a copy of Amendment No. 1 to Graphic's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors in its deliberations, a copy of the opinion of Interstate/Johnson Lane Corporation and certain other information regarding the tender offer and the merger, and a copy of an amended Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. In addition, enclosed is the Supplement dated October 17, 1997 to the Offer to Purchase dated October 3, 1997 of Greenwich Acquisition Corp. together with related materials, including a revised Letter of Transmittal to be used for tendering your shares. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your shares in the tender offer.

     I personally, along with the Board of Directors, management and associates of Graphic, wish to thank you for your loyal support through the years.

                                          Sincerely,

                                          /s/MARK C. POPE III
                                          -----------------------------
                                          Mark C. Pope III
                                          Chairman, President and Chief
                                          Executive Officer